Management's Discussion and Analysis
BASIS OF PRESENTATION

This Management’s Discussion and Analysis (“MD&A”) for Westport Fuel Systems Inc. (“Westport Fuel Systems”, the “Company”, “we”, “us”, “our”) for the three months ended March 31, 2022 provides an update to our annual MD&A dated March 14, 2022 for the fiscal year ended December 31, 2021. This information is intended to assist readers in analyzing our financial results and should be read in conjunction with the audited consolidated financial statements, including the accompanying notes, for the fiscal year ended December 31, 2021 and our unaudited condensed consolidated interim financial statements for the three months ended March 31, 2022. Our unaudited condensed consolidated interim financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The Company’s reporting currency is the United States dollar ("U.S. dollar"). This MD&A is dated as of May 6, 2022.

Additional information relating to Westport Fuel Systems, including our Annual Information Form (“AIF”) and Form 40-F, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All financial information is reported in U.S. dollars unless otherwise noted.

FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements that are based on the beliefs of management and reflects our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Act of 1934, as amended. Such forward-looking statements include, but are not limited to, statements regarding the orders or demand for our products (including from our HPDI 2.0TM fuel systems), including in China and under our supply agreement with Weichai Westport Inc. ("WWI"), the timing for the launch of WWI's HPDI 2.0 fuel systems engine, the variation of gross margins from our HPDI 2.0 fuel systems product and causes thereof, margin pressure in 2022 and the timing for amelioration of supply chain issues (including those related to semiconductor supply restrictions), opportunities available to sell and supply our products in North America, the impact of the COVID-19 pandemic (including variants thereof) and the supply and effectiveness of vaccines on future performance, earnings, supply, and demand for our products, consumer confidence levels, the recovery of our revenues and the timing thereof, our ability to strengthen our liquidity, growth in our heavy-duty business and improvements in our light-duty original equipment manufacturer ("OEM") business and timing thereof, improved aftermarket revenues, the impact of the Russia-Ukraine conflict on our business, our capital expenditures, our investments, cash and capital requirements, the intentions of our partners and potential customers, the performance of our products, our future market opportunities, our ability to continue our business as a going concern and generate sufficient cash flows to fund operations, the availability of funding and funding requirements, our future cash flows, our estimates and assumptions used in our accounting policies, our accruals, including warranty accruals, our financial condition, the timing of when we will adopt or meet certain accounting and regulatory standards and the alignment of our business segments.

These forward-looking statements are neither promises nor guarantees but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward-looking statements. These risks include risks related to revenue growth, operating results, liquidity, our industry and products, the general economy, conditions of the capital and debt markets, government or accounting policies and regulations, regulatory investigations, climate change legislation or regulations, technology innovations, as well as other factors discussed below and elsewhere in this report, including the risk factors contained in the Company’s most recent AIF filed on SEDAR at www.sedar.com. In addition, the impacts of the COVID-19 pandemic could cause actual results to differ materially from the forward-looking statements contained in this MD&A. The forward-looking statements contained in this MD&A are based upon a number of material factors and assumptions which include, without limitation, market acceptance of our products, product development delays in contractual commitments, the ability to attract and retain business partners, competition from other technologies, the impact of the COVID-19 pandemic, the impact of the Russia-Ukraine conflict conditions or events affecting cash flows or our ability to continue as a going concern, price differential between compressed natural gas, liquefied natural gas, and liquefied petroleum gas relative to petroleum-based fuels, unforeseen claims, exposure to factors beyond our control as well as the additional factors referenced in our AIF. Readers should not place undue reliance on any such forward-looking statements, which are pertinent only as of the date they were made.

The forward-looking statements contained in this document speak only as of the date of this MD&A. Except as required by applicable legislation, Westport Fuel Systems does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after this MD&A, including the occurrence of unanticipated events. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

Management's Discussion and Analysis
FIRST QUARTER 2022 HIGHLIGHTS

•Revenues of $76.5 million, comparable to the same period in 2021 against backdrop of the Russian-Ukraine conflict and fuel price volatility
•Net income of $7.7 million and net income per share of $0.05
•Gain of $19.1 million recognized for the sale of our interest in the Cummins Westport Inc. ("CWI") joint venture including the monetization of the related intellectual property
•Adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA") was negative $6.1 million (see "Non-GAAP Measures" section in this MD&A)

BUSINESS OVERVIEW

Westport Fuel Systems is a global company focused on engineering, manufacturing, and supplying alternative fuel systems and components for transportation applications. Our diverse product offerings, sold under a wide range of established global brands, enable the use of a number of alternative fuels in the transportation sector which provide environmental and/or economic advantages as compared to diesel, gasoline, batteries or fuel cell powered vehicles. The Company's fuel systems and associated components control the pressure and flow of these alternative fuels, including liquid petroleum gas ("LPG"), compressed natural gas ("CNG"), liquified natural gas ("LNG"), renewable natural gas ("RNG") or biomethane, and hydrogen. We supply our products in more than 70 countries through a network of distributors, service providers for the aftermarket and directly to OEMs and Tier 1 and Tier 2 OEM suppliers. We also provide delayed OEM (“DOEM”) offerings and engineering services to our customers and partners globally. Today, our products and services are available for passenger car and light-, medium- and heavy-duty truck and off-road applications.

The majority of our revenues are generated through the following Independent Aftermarket ("IAM") and OEM businesses:

Independent Aftermarket
We sell systems and components across a wide range of brands, primarily through a global network of distributors that consumers can purchase and have installed onto their vehicles to use LPG or CNG fuels, in addition to gasoline.

OEM Businesses
Delayed OEM	We directly or indirectly convert new passenger cars for OEMs or importers, to address local market needs when a global LPG or CNG bi-fuel vehicle platform is not available directly from the OEM.
Light-duty OEM	We sell systems and components to OEMs that are used to manufacture new, direct off the assembly line LPG or CNG-fueled vehicles.
Heavy-duty OEM	We sell systems and components, including HPDI 2.0 fuel system products, to engine OEMs and commercial vehicle OEMs. Our fully integrated HPDI 2.0 fuel systems, enables diesel engines using primarily natural gas fuel to match the power, torque, and fuel economy benefits found in traditional compression ignition engines using only diesel fuel, resulting in reduced greenhouse gas emissions and the capability to cost-effectively run on renewable fuels.
Electronics	We design, industrialize and assemble electronic control modules.
Hydrogen	We design, develop, produce and sell hydrogen components for transportation and industrial applications. Also, we are adapting our HPDI fuel systems to use hydrogen or hydrogen/natural gas blends in internal combustion engines.
Fuel storage	We manufacture LPG fuel storage solutions and supply fuel storage tanks to the aftermarket, OEM, and other market segments.

Management's Discussion and Analysis
HPDI™

Our HPDI™ technology is in the early stage of commercialization in the heavy-duty OEM segment. Meaningful increases in sales volumes are required for the HPDI 2.0 fuel systems business to benefit from economies of scale. Sales volumes with our initial OEM launch partner have grown year-over-year despite the economic impact of COVID-19 and the related global supply chain challenges. We anticipate additional growth in sales volumes in China, the largest market for natural gas powered commercial vehicles. WWI continues to validate the HPDI product in China. We expect a product launch at a suitable time after validation is complete taking into consideration the rise in and the instability of LNG prices in China over the last few months, which has disrupted the LNG truck market in China.
Russia-Ukraine conflict

We conduct a substantial portion of our light-duty OEM and IAM businesses in Russia by selling our products to numerous OEMs and other IAM customers. This Russian business has been a growing and important market for gaseous fuel systems and components. Due to the Russian invasion of Ukraine in late February 2022, the United States, European Union, Canada and other Western countries and organizations have announced and enacted numerous sanctions against Russia to impose severe economic pressure on the Russian economy and government. Potential consequences of the sanctions that could impact our business in Russia include but are not limited to: (1) limiting and/or banning the use of the SWIFT financial and payment system by Russian entities to buy and pay for our products; (2) devaluation of the Ruble and the related impact on applicable exchange rates to negatively impact the competitiveness of our products; (3) wholly or partially government-owned entities and other entities (e.g. entities who are wholly or partially owned by sanctioned entities or individuals) being potentially limited by sanctions from purchasing our products; and (4) a general deterioration of the Russian economy which may limit the ability for end customers to purchase our products. The sanctions have had a significant impact on our ability to conduct business with our Russian customers due to restrictions, caused by ownership, to the ability of some Russian customers to pay for goods because of banking restrictions. In addition, recent limitations and restrictions imposed on the export of Russian natural gas have had a significant impact on the price of natural gas (See "Fuel Prices" below). While the full impact of the commercial and economic consequences of the conflict are uncertain at this time, we have experienced a negative impact to revenue of $2.5 million in the first quarter of 2022. In addition, we cannot provide assurance that future developments in the Russian-Ukraine conflict would not have an adverse impact on the ongoing operations and financial condition of our business in Russia.
LIQUIDITY AND IMPACT OF COVID-19 ON OUR BUSINESS

While we are cautiously optimistic about 2022, the global supply and effectiveness of vaccines, spread of new virus variants and new or continued lockdowns in jurisdictions in which we, or our suppliers or customers, operate (e.g. the People's Republic of China) may adversely affect customer demand going forward and have a negative impact on our supply chain.
Global Supply Chain Challenges and Shortage of Semiconductors

The automotive industry and Westport Fuel Systems are currently experiencing global supply chain challenges to source semiconductors and other inputs to production due to supply shortages. While demand for more climate-friendly vehicles with favorable fuel price economics is growing, the global shortage of semiconductors and raw materials is impacting automotive manufacturing and creating bottlenecks. We expect the global semiconductor supply and raw materials shortage affecting the automotive industry will continue to impact our business for the foreseeable future. We are closely monitoring and making efforts to mitigate the impact of COVID-19 and the global shortage of semiconductors, raw materials and parts on our businesses, however, we do not expect this shortage to impact our long-term growth.

Demand for medium- and heavy-duty trucks has increased due to an ongoing need for freight transportation and the growing demand for more climate-friendly vehicles in markets with favorable fuel price economics. Sales of our HPDI 2.0 fuel systems to our OEM launch partner continue to be adversely affected by the impact of the continued global shortage of semiconductors experienced by our OEM launch partner on its manufacturing production levels, that included temporary plant shutdowns during the third quarter of 2021.

Further, we are experiencing supply chain challenges and high price inflation sourcing semiconductors, raw materials and parts for our other OEM and IAM businesses. The situation is evolving daily and could become material in the event of a prolonged supply chain disruption that results in production delays or end-customer demand declines.

Management's Discussion and Analysis
Fuel Prices

To date, there have been significant increases and continued global gaseous price fluctuations including LNG and CNG but also for liquid fuels including crude oil, diesel, and gasoline, which continue to persist given uncertainty in supply levels and European geopolitical risk due to the Russia-Ukraine conflict. Fuel price increases of gaseous fuels that negatively impact the price differential of gaseous fuels versus diesel and gasoline, may impact our potential customers' decision to adopt such gaseous fuels as a transportation energy solution in the short term. Since the fourth quarter of 2021, we have observed softness in demand caused by the continued uncertainty over the elevated prices of gaseous fuels relative to diesel and gasoline, especially in relation to natural gas prices which remain elevated, particularly in Europe. During the first quarter of 2022, the LPG price differential to gasoline have improved favorably, which is providing some support to increased sales demand. However, at this time, management is uncertain as to the duration of the global price fluctuations and its impact on sales volumes, but remain cautiously optimistic that price differentials will return to historically normal ranges in the long term.

Long-term Profitability and Liquidity

During 2022, we received proceeds of $31.4 million and recognized a holdback receivable of $9.7 million for the sale of our shares in CWI, including the monetization of the related intellectual property.

We believe that we have considered all possible impacts of known events arising from the COVID-19 pandemic in the preparation of the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2022. However, changes in circumstances due to COVID-19 could impact our judgments and estimates associated with the liquidity and impact of COVID-19 assessment and other critical accounting assessments.

We continue to generate operating losses and negative cash flows from operating activities primarily due to the investment and lack of current scale in our heavy-duty OEM business in its early stage of commercialization. Despite the successful monetization of the CWI joint venture's intellectual property and the sale of CWI described above, the loss of income from the equity interest in the former CWI business will have a significant near-term impact on our annual cash flows from recurring operating losses as our heavy-duty OEM business scales to profitable growth.

As at March 31, 2022, we had cash and cash equivalents of $127.6 million and net cash flows used in operating activities of $16.9 million for the three months ended March 31, 2022. Although we believe we have sufficient liquidity to continue as a going concern beyond May 2023, the long-term financial sustainability of the Company will depend on our ability to generate sufficient positive cash flows from operations specifically through profitable, sustainable growth of the heavy-duty OEM business and on the ability to finance our long-term strategic objectives and operations. If, as a result of future events, we were to determine we were no longer able to continue as a going concern, significant adjustments would be required to the carrying value of assets and liabilities in the accompanying interim financial statements and the adjustments could be material.

FIRST QUARTER 2022 RESULTS

Revenues for the three months ended March 31, 2022 of $76.5 million were comparable to the first quarter of 2021. We continue to generate growth of our OEM revenues, 21% year-over-year, primarily due to the addition of our fuel storage business and modest growth in our light-duty OEM, heavy-duty OEM and electronics businesses despite a challenging macroeconomic environment. Offsetting the growth in OEM revenues, our IAM revenues were significantly lower year-over-year, down 27% on lower volumes caused by the Russian-Ukraine conflict. Foreign exchange also had a significant impact on revenues in U.S. dollar terms, primarily due to the 7% appreciation of the U.S. dollar relative to the average Euro, period over period.

We reported net income of $7.7 million for the three months ended March 31, 2022 compared to a net loss of $3.1 million for the first quarter of 2021. The increase in net income was primarily due to the gain of $19.1 million recognized for the sale of our interest in CWI and the monetization of the related intellectual property. This was partially offset by increases in costs of materials and manufacturing inputs due to the global supply chain disruption and by the loss of equity income from CWI.

We generated negative $6.1 million in Adjusted EBITDA during the three months ended March 31, 2022 as compared to $2.7 million in Adjusted EBITDA for the three months ended March 31, 2021. The decrease in Adjusted EBITDA was due to the loss of equity income from CWI and the decrease in gross margin of $3.1 million, partially offset by reductions in operating expenditures.

Management's Discussion and Analysis
SELECTED FINANCIAL INFORMATION
The following table sets forth a summary of our financial results:
Selected Consolidated Statements of Operations Data

	Three months ended March 31,
	2022	2021
(expressed in millions of U.S. dollars, except for per share amounts)
Revenue	$76.5	$76.4
Gross margin[1]	$9.9	$13.0
Gross margin %[1]	13%	17%

Income from investments accounted for by the equity method	$0.3	$6.6
Net income (loss)	$7.7	$(3.1)
Net income (loss) per share - basic	$0.05	$(0.02)
Net income (loss) per share - diluted	$0.04	$(0.02)
Weighted average basic shares outstanding	171.2	147.1
Weighted average diluted shares outstanding	174.5	147.1
EBIT[1]	$8.6	$(1.6)
EBITDA[1]	$11.7	$1.9
Adjusted EBITDA[1]	$(6.1)	$2.7
1 These financial measures or ratios are non-GAAP financial measures or ratios. See the section 'Non-GAAP Financial Measures' for explanations and discussion of these non-GAAP financial measures or ratios.

Selected Balance Sheet Data
The following table sets forth a summary of our financial position as at March 31, 2022 and December 31, 2021:

	March 31, 2022	December 31, 2021
(expressed in millions of U.S. dollars)
Cash and cash equivalents	$127.6	$124.9
Net working capital[1]	85.3	96.7
Total assets	461.0	471.3
Short-term debt	7.8	13.0
Long-term debt, including current portion	53.8	56.4
Royalty payable, including current portion	10.2	9.9
Non-current liabilities[1]	36.0	38.6
Total liabilities	216.7	234.9
Shareholders' equity	244.3	236.4
1 These financial measures or ratios are non-GAAP financial measures or ratios. See the section 'Non-GAAP Financial Measures' for explanations and discussion of these non-GAAP financial measures or ratios.

Management's Discussion and Analysis
RESULTS FROM OPERATIONS

OPERATING SEGMENTS

We manage and report the results of our business through three segments: OEM, IAM, and Corporate. This reflects the way operating decisions and the assessment of business performance is currently managed by the Chief Operating Decision Maker ("CODM").

OEM Business Segment

Our OEM segment designs, manufactures, and sells alternative fuel systems, components and electronics, including the HPDI 2.0 fuel systems product and related engineering services, to OEMs and to supplier OEMs. Our diverse product offerings are sold under established global brands and utilize a broad range of alternative fuels, which have numerous environmental and economic advantages including: LPG, CNG, LNG, RNG, and hydrogen. The OEM business segment's products and services are available for passenger cars, light-, medium- and heavy-duty trucks, cryogenics, and hydrogen applications. The OEM group includes the light-duty and heavy-duty OEM product lines and the DOEM and electronic and fuel storage businesses.

IAM Business Segment

Our IAM segment designs, manufactures, and sells alternative fuel systems and components that consumers can purchase and have installed onto their vehicles to use LPG or CNG fuels in addition to gasoline. Distribution of such products is realized through a comprehensive distribution network (in more than 70 countries) selling our products to the workshops that are responsible for conversion, maintenance and service.

Corporate Business Segment

The Corporate business segment is responsible for public company activities, corporate oversight, financing, capital allocation and general administrative duties, such as securing our intellectual property.

	Three Months Ended March 31, 2022
	Revenue	Operating Loss	Depreciation & Amortization	Equity Income
OEM	$51.8	$(6.3)	$2.1	$0.3
IAM	24.7	(0.4)	0.9	—
Corporate	—	(4.1)	0.1	—
Total Consolidated	$76.5	$(10.8)	$3.1	$0.3

	Three Months Ended March 31, 2021
	Revenue	Operating Income (Loss)	Depreciation & Amortization	Equity Income
OEM	$42.7	$(6.5)	$2.1	$0.2
IAM	33.7	1.6	1.3	—
Corporate	—	(3.3)	0.1	6.4
Total Consolidated	$76.4	$(8.2)	$3.5	$6.6

Management's Discussion and Analysis
Revenue

OEM
Revenue for the three months ended March 31, 2022 was $51.8 million compared with $42.7 million for the three months ended March 31, 2021. The increase in revenue was primarily driven by the additional revenues of $7.9 million from the acquired Stako sp. zo.o ("Stako") fuel storage business, increased light-duty OEM business sales volumes to OEMs in India, and increased sales volume in our electronics business. Our heavy-duty OEM sales volume increased compared to the first quarter of 2021 but was partially offset by year-over-year contractual price reductions to our initial OEM launch partner. A 7% decrease in the average Euro rate versus the U.S. dollar partially offset the higher sales volumes period over period.

IAM
Revenue for the three months ended March 31, 2022 was $24.7 million compared with $33.7 million for the three months ended March 31, 2021. The decrease in revenue was primarily driven by decreased sales volumes to Eastern Europe due to the Russia-Ukraine conflict, decrease in sales to Africa, which in the prior year period included a large one-time infrastructure project, and the aforementioned foreign exchange impact.

(expressed in millions of U.S. dollars)

	Three months ended March 31,		Change
	2022	2021	$	%
OEM	$51.8	$42.7	$9.1	21%
IAM	24.7	33.7	(9.0)	(27)%
Total revenue	$76.5	$76.4	$0.1	—%

Gross Margin

OEM
Gross margin increased by $0.1 million to $5.0 million, or 10% of revenue, for the three months ended March 31, 2022 compared to $4.9 million, or 11% of revenue for the three months ended March 31, 2021. Gross margin increased by $1.3 million from the newly acquired fuel storage business, but was partially offset by decreases in gross margin across all other OEM businesses due to increased proportional sales to emerging markets with lower gross margins and increases in material costs from the global supply chain shortage.

Gross margin and gross margin percentage from our HPDI 2.0 fuel systems product will vary based on production and sales volumes, levels of development work, successful implementation of initiatives to reduce the cost input materials, and foreign exchange rates. Margin pressure is expected to continue through 2022 as production costs and contracted price discounts with the existing OEM customers are only partially offset by cost reductions of materials until higher scale is achieved. Despite headwinds from higher relative LNG fuel prices to diesel, sales volumes were 16% higher year-over-year to our initial OEM launch partner due to the supply chain issues experienced by our initial OEM launch partner in 2021. Higher relative LNG prices are causing a significant hurdle to the demand for LNG trucks, which is expected to temper our expected sales volume growth to our initial OEM launch partner through 2022 until relative LNG prices return to a more favorable equilibrium.

IAM
Gross margin decreased by $3.2 million to $4.9 million, or 20% of revenue, for the three months ended March 31, 2022 compared to $8.1 million, or 24% of revenue for the three months ended March 31, 2021. The decrease in gross margin percentage was mainly due to lower sales volume to Russia due to the Russia-Ukraine conflict, lower sales volumes to Western Europe, increased proportion of sales to emerging markets with lower gross margins compared to Western Europe, and to a lesser extent, higher manufacturing costs in the current quarter due to increased material costs from the impact of the global supply chain disruption.

Management's Discussion and Analysis
(expressed in millions of U.S. dollars)

	Three months ended March 31, 2022	% of Revenue	Three months ended March 31, 2021	% of Revenue	Change
					$	%
OEM	$5.0	10%	$4.9	11%	$0.1	2%
IAM	4.9	20%	8.1	24%	(3.2)	(40)%
Total gross margin	$9.9	13%	$13.0	17%	$(3.1)	(24)%

Research and Development ("R&D") Expenses

OEM
R&D expenses for the three months ended March 31, 2022 were $4.8 million, compared to $5.4 million for the three months ended March 31, 2021. The decrease in R&D expenses in the current quarter was primarily due to the 7% decrease in the average Euro rate versus the U.S. dollar period over period. Our OEM R&D activities continue to focus on the development of next generation HPDI fuel systems technology and demonstrations with potential OEM customers on our HPDI fuel system's hydrogen and natural gas applications.

(expressed in millions of U.S. dollars)

	Three months ended March 31,		Change
	2022	2021	$	%
OEM	$4.8	$5.4	$(0.6)	(11)%
IAM	1.1	1.3	(0.2)	(15)%
Total R&D expenses	$5.9	$6.7	$(0.8)	(12)%

Selling, General and Administrative ("SG&A") Expenses

OEM
SG&A expenses for three months ended March 31, 2022 were $5.7 million compared to $5.1 million for the three months ended March 31, 2021. The increase of SG&A expense was mainly due to higher compensation expense partially offset by the 7% decrease in the average Euro rate versus the U.S. dollar period over period.

IAM
SG&A expenses for three months ended March 31, 2022 were $3.8 million compared with $4.6 million for the three months ended March 31, 2021. The decrease of SG&A expense was primarily due to the 7% decrease in the average Euro rate versus the U.S. dollar period over period partially offset by higher compensation expense.

Corporate
SG&A expenses for the three months ended March 31, 2022 were $3.3 million compared with $2.5 million for the three months ended March 31, 2021. The increase was primarily due to increased marketing and consultant costs.

(expressed in millions of U.S. dollars)

	Three months ended March 31,		Change
	2022	2021	$	%
OEM	$5.7	$5.1	$0.6	12%
IAM	3.8	4.6	(0.8)	(17)%
Corporate	3.3	2.5	0.8	32%
Total SG&A expenses	$12.8	$12.2	$0.6	5%

Management's Discussion and Analysis
Other significant expense and income items for the three months ended March 31, 2022

Foreign exchange gains and losses reflect net realized gains and losses on foreign currency transactions and net unrealized gains and losses on our net U.S. dollar denominated monetary assets and liabilities in our Canadian operations that were mainly comprised of cash and cash equivalents, accounts receivable and accounts payable. In addition, we have foreign exchange exposure on Euro denominated monetary assets and liabilities where the functional currency of the subsidiary was not the Euro. For the three months ended March 31, 2022, we recognized a foreign exchange loss of $0.8 million compared to a foreign exchange loss of $0.7 million in the comparative period. The loss in the current quarter primarily relates to the unrealized foreign exchange losses that resulted from the translation of U.S. dollar denominated cash in our Canadian legal entities. The Canadian dollar strengthened by 1.5% against the U.S. dollar during the first quarter of 2022.

Depreciation and amortization for the three months ended March 31, 2022 was $3.1 million, compared to $3.5 million for the three months ended March 31, 2021. The amount included in cost of product revenue for the three months ended March 31, 2022 was $1.9 million compared with $2.0 million for the three months ended March 31, 2021.

Gain on sale of investment represented the gain on the sale of our interest in CWI and the monetization of the related intellectual property for $19.1 million.

Interest on long-term debt and amortization of discount

	Three months ended March 31,
(expressed in millions of U.S. dollars)	2022	2021
Interest expense on short-term and long-term debt	$0.8	$1.2
Royalty payable accretion expense	0.3	0.5
Total interest on short-term and long-term debt and accretion on royalty payable	$1.1	$1.7

The decrease interest expense on long-term debt for the three months ended March 31, 2022 compared to the prior year was primarily due to the final conversion of the convertible notes held by Cartesian in the third quarter of 2021 and refinancing of the term loan with Export Development Canada. The royalty payable accretion expense decreased as we have continued to make repayments as scheduled.

Income tax recovery for the three months ended March 31, 2022 was $0.1 million compared to an income tax expense of $0.4 million for the three months ended March 31, 2021. The net increase in income tax recovery was primarily due to lower income from our operations in Italy.

Management's Discussion and Analysis
CAPITAL REQUIREMENTS, RESOURCES AND LIQUIDITY

Our cash and cash equivalents position increased by $2.7 million during the first three months of 2022 to $127.6 million from $124.9 million at December 31, 2021. The increase was primarily from the $31.4 million proceeds received from the sale of our interest in CWI and monetization of the related intellectual property, offset by the cash outflows in net working capital, investments in capital assets, and repayments of our short and long-term debt.

Cash Flow from Operating Activities
COVID-19, the Russia-Ukraine conflict, uncertainty and volatility in fuel prices, especially in Europe, and global supply chain disruptions had a negative impact on customer demand and materially impacted our business in the quarter. Further, supply chain disruptions and high inflation continue to challenge the automotive industry with rising manufacturer costs causing pressure on gross margin in the near term as we respond with pricing and productivity countermeasures to manage our profitability. See the "Russia-Ukraine Conflict" and "Liquidity and Impact of COVID-19" sections in this MD&A for further discussion. These conditions continue to persist. Consequently, the duration and severity of the impact on future quarters is currently uncertain. For the three months ended March 31, 2022, our net cash flows used in operating activities were $16.9 million, an increase of $14.3 million from $2.6 million in net cash flows used in operating activities in the three months ended March 31, 2021. The increase in cash used was primarily due to the net change in working capital and decreases in gross margin.
Cash Flow from Investing Activities

Our net cash from investing activities consisted primarily of cash acquired through the sale of assets and investments, partially offset by purchases of property, plant and equipment of $2.8 million.
For the three months ended March 31, 2022, our net cash flows from investing activities were $29.2 million compared to net cash flows of $6.5 million for the three months ended March 31, 2021. The increase in net cash flows from investing activities were primarily due to the proceeds for the sale of the CWI joint venture. Capital expenditures increased to $2.8 million in the three months ended March 31, 2022 from $1.7 million in the three months ended March 31, 2021. We did not receive any dividends in the three months ended March 31, 2022, compared to $7.9 million in the prior year.
Cash Flow from Financing Activities
For the three months ended March 31, 2022, our net cash flows used in financing activities were $7.9 million compared to $5.8 million for the three months ended March 31, 2021, primarily due to a net decrease in borrowings from the short-term HSBC revolving financing facility, and proceeds received from share issuances in the prior year.

Management's Discussion and Analysis
CONTRACTUAL OBLIGATIONS AND COMMITMENTS

	Carrying amount	Contractual cash flows	< 1 year	1 - 3 years	4-5 years	> 5 years
Accounts payable and accrued liabilities	$91.4	$91.4	$91.4	$—	0	$—
Short-term debt (1)	7.8	7.8	7.8	—	—	—
Long-term debt, principal (2)	53.8	53.8	11.8	26.6	15.3	0.1
Long-term debt, interest (2)	—	5.5	2.1	2.8	0.6	—
Long-term royalty payable (3)	10.2	13.5	5.2	5.4	2.9	—
Operating lease obligations (4)	27.1	31.5	4.3	8.1	2.4	16.7
	$190.3	$203.5	$122.6	$42.9	$21.2	$16.8

(1) For details of our short-term debt, see note 11 in the condensed consolidated interim financial statements.

(2) For details of our long-term debt, principal and interest, see note 12 in the condensed consolidated interim financial statements.

(3) For additional information on the long-term royalty, see note 13 of the condensed consolidated interim financial statements.

(4) For additional information on operating lease obligations, see note 10 of the condensed consolidated interim financial statements.

SHARES OUTSTANDING

For the three months ended March 31, 2022 and March 31, 2021, the weighted average number of shares used in calculating the net income and loss per share was 171,155,206 and 147,126,250, respectively. The Common Shares and Share Units (comprised of performance share units and restricted share units) outstanding and exercisable as at the following dates are shown below:

	March 31, 2022	May 6, 2022
	Number	Number

Common Shares outstanding	171,180,056	171,184,778
Share Units
Outstanding	3,367,538	3,354,868
Exercisable	5,839	1,117

Management's Discussion and Analysis
CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our condensed consolidated interim financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. We have identified several policies as critical to our business operations and in understanding our results of operations. These policies, which require the use of judgment, estimates and assumptions in determining their reported amounts, include the assessment of liquidity and going concern, warranty liability, revenue recognition, inventories, and property, equipment, furniture and leasehold improvements. The application of these and other accounting policies are described in note 3 of our annual consolidated financial statements and our MD&A, for the year ended December 31, 2021, filed on March 14, 2022. Actual amounts may vary significantly from estimates used. There have been no significant changes in accounting policies applied to the March 31, 2022 condensed consolidated interim financial statements.

We believe that we have taken into account all the possible impacts of known events arising from the COVID-19 pandemic in the preparation of our consolidated financial statements. However, changes in circumstances due to COVID-19 could impact our judgments and estimates associated with our liquidity and going concern assessment, and other critical accounting assessments.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the three months ended March 31, 2022, there were no changes to our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Limitation on scope of design

In accordance with the provisions of National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings, management, including the CEO and CFO, have limited the scope of their design of the Company's disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of Stako. We completed the acquisition of Stako on May 30, 2021. Stako's contribution to our Interim Financial Statements for the three months ended March 31, 2022 was approximately 10% of consolidated sales and 4% of total assets.

Management's Discussion and Analysis
SUMMARY OF QUARTERLY RESULTS

Our revenues and operating results can vary significantly from quarter to quarter depending on the timing of product deliveries, product mix, product launch dates, research and development project cycles, timing of related government funding, impairment charges, restructuring charges, stock-based compensation awards and foreign exchange impacts. Net income (loss) has and can vary significantly from one quarter to another depending on operating results, gains and losses from investing activities, recognition of tax benefits and other similar events.

The following table provides summary unaudited consolidated financial data for our quarterly financial results for the past two years as comparison:

Selected Consolidated Quarterly Operations Data

(expressed in millions of U.S. dollars except for per share amounts)
	Three months ended				FY	Three months ended				FY	Three months ended
	31-Mar-20	30-Jun-20	30-Sep-20	31-Dec-20	31-Dec-20	31-Mar-21	30-Jun-21	30-Sep-21	31-Dec-21	31-Dec-21	31-Mar-22
	(1)	(2)					(3)				(4)
Total revenue	$67.2	$36.0	$65.4	$83.9	$252.5	$76.4	$79.0	$74.3	$82.7	$312.4	$76.5
Cost of revenue	$62.9	$23.8	$55.4	$70.9	$213.0	$63.4	$63.3	$64.2	$73.4	$264.3	$66.6
Gross margin[5]	$4.3	$12.2	$10.0	$13.0	$39.5	$13.0	$15.7	$10.1	$9.3	$48.1	$9.9
Gross margin %[5]	6.4%	33.9%	15.3%	15.5%	15.6%	17.0%	19.9%	13.6%	11.2%	15.4%	12.9%
Net income (loss)	$(15.3)	$3.0	$0.8	$4.1	$(7.4)	$(3.1)	$17.2	$(5.8)	$5.4	$13.7	$7.7
EBITDA[5]	$(11.1)	$9.2	$4.9	$13.1	$16.1	$1.9	$13.9	$(1.2)	$8.4	$23.0	$11.7
Adjusted EBITDA[5]	$(3.6)	$6.2	$4.0	$8.1	$14.7	$2.7	$6.2	$(1.4)	$10.0	$17.5	$(6.1)
USD to Euro avg exchange rate	0.91	0.91	0.85	0.84	0.88	0.83	0.83	0.85	0.87	0.85	0.89
USD to CAD avg exchange rate	1.35	1.39	1.33	1.30	1.34	1.27	1.23	1.26	1.26	1.25	1.27
Earnings (loss) per share
Basic	$(0.11)	$0.02	$0.01	$0.03	$(0.05)	$(0.02)	$0.11	$(0.03)	$0.03	$0.09	$0.05
Diluted	$5.30	$0.02	$0.01	$0.03	$(0.05)	$(0.02)	$0.11	$(0.03)	$0.03	$0.08	$0.04

(1) During the first quarter of 2020, we recorded a $10.0 million expense related to a field service campaign.

(2) During the second quarter of 2020, we recorded a $7.7 million insurance recovery related to the field service campaign.

(3) During the second quarter of 2021, we recorded a $5.9 million bargain purchase gain from the acquisition of Stako.

(4) During the first quarter of 2022, we recorded a $19.1 million gain on sale of investment from the sale of our interest in CWI and the monetization of the related intellectual property as discussed in the "Other significant expense and income items for the three months ended March 31, 2022" section of this MD&A.

(5) These financial measures or ratios are non-GAAP financial measures or ratios. See the section 'Non-GAAP Financial Measures' for explanations and discussion of these non-GAAP financial measures or ratios.

Management's Discussion and Analysis
NON-GAAP MEASURES:

We have included certain non-GAAP performance measures throughout this MD&A. These performance measures are employed by us internally to measure operating and economic performance and to assist in business decision-making, as well as providing key performance information to senior management. We believe that, in addition to conventional measures prepared in accordance with U.S. GAAP, certain investors and other stakeholders also use this information to evaluate our operating and financial performance; however, these non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP. Other companies may calculate gross margin, gross margin as a percentage of revenue, net working capital, and non-current liabilities differently.

Three months ended	31-Mar-20	30-Jun-20	30-Sep-20	31-Dec-20	31-Mar-21	30-Jun-21	30-Sep-21	31-Dec-21	31-Mar-22
Revenue	$67.2	$36.0	$65.4	$83.9	$76.4	$79.0	$74.3	$82.7	$76.5
Less: Cost of revenue	62.9	23.8	55.4	70.9	63.4	63.3	64.2	73.4	66.6
Gross margin	4.3	12.2	10.0	13.0	13.0	15.7	10.1	9.3	9.9

Three months ended	31-Mar-20	30-Jun-20	30-Sep-20	31-Dec-20	31-Mar-21	30-Jun-21	30-Sep-21	31-Dec-21	31-Mar-22
Revenue	$67.2	$36.0	$65.4	$83.9	$76.4	$79.0	$74.3	$82.7	$76.5
Gross margin	4.3	12.2	10.0	13.0	13.0	15.7	10.1	9.3	9.9
Gross margin %	6.4%	33.9%	15.3%	15.5%	17.0%	19.9%	13.6%	11.2%	12.9%

	March 31, 2022	December 31, 2021
(expressed in millions of U.S. dollars)
Accounts receivable	$95.6	$101.5
Inventories	90.5	83.1
Prepaid expenses	8.1	7.0
Assets held for sale	—	22.0
Accounts payable and accrued liabilities	(91.5)	(99.2)
Current portion of operating lease liabilities	(3.4)	(4.2)
Current portion of warranty liability	(14.0)	(13.5)
Net working capital	$85.3	$96.7

	March 31, 2022	December 31, 2021
(expressed in millions of U.S. dollars)
Total liabilities	$216.7	$234.9
Less:
Total current liabilities	134.0	146.5
Long-term debt	41.7	45.1
Long-term royalty payable	5.0	4.7
Non-current liabilities	$36.0	$38.6

Management's Discussion and Analysis
EBIT, EBITDA and Adjusted EBITDA
Our condensed consolidated interim financial statements are prepared in accordance with U.S. GAAP. These U.S. GAAP financial statements include non-cash charges and other charges and benefits that may be unusual or infrequent in nature or that we believe may make comparisons to our prior or future performance difficult. In addition to conventional measures prepared in accordance with U.S. GAAP, Westport Fuel Systems and certain investors use EBIT, EBITDA and Adjusted EBITDA as an indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures. Management also uses these non-GAAP measures in its review and evaluation of the financial performance of Westport Fuel Systems. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or "EBITDA multiple" that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company. We believe that these non-GAAP financial measures also provide additional insight to investors and securities analysts as supplemental information to our U.S. GAAP results and as a basis to compare our financial performance period-over-period and to compare our financial performance with that of other companies. We believe that these non-GAAP financial measures facilitate comparisons of our core operating results from period to period and to other companies by, in the case of EBITDA, removing the effects of our capital structure (net interest income on cash deposits, interest expense on outstanding debt and debt facilities), asset base (depreciation and amortization) and tax consequences. Adjusted EBITDA provides this same indicator of Westport Fuel Systems' EBITDA from continuing operations and removing such effects of our capital structure, asset base and tax consequences, but additionally excludes any unrealized foreign exchange gains or losses, stock-based compensation charges and other one-time impairments and costs which are not expected to be repeated in order to provide greater insight into the cash flow being produced from our operating business, without the influence of extraneous events.
EBITDA and Adjusted EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under U.S. GAAP, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP. EBITDA and Adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under U.S. GAAP. Other companies may calculate EBITDA and Adjusted EBITDA differently.

EBIT and EBITDA
Westport Fuel Systems defines EBIT as net income or loss before taxes adjusted for net interest expense. Westport Fuel Systems defines EBITDA as EBIT adjusted for depreciation and amortization.

Three months ended	31-Mar-20	30-Jun-20	30-Sep-20	31-Dec-20	31-Mar-21	30-Jun-21	30-Sep-21	31-Dec-21	31-Mar-22
Income (loss) before income taxes	$(16.0)	$4.6	$0.2	$5.3	$(2.8)	$9.1	$(5.4)	$4.6	$7.6
Interest expense, net[1]	1.5	1.2	1.3	4.0	1.2	1.1	0.9	0.3	1.0
EBIT	(14.5)	5.8	1.5	9.3	(1.6)	10.2	(4.5)	4.9	8.6
Depreciation and amortization	3.4	3.4	3.4	3.8	3.5	3.7	3.3	3.5	3.1
EBITDA	$(11.1)	$9.2	$4.9	$13.1	$1.9	$13.9	$(1.2)	$8.4	$11.7

1 Interest expense, net is calculated as interest and other income, net of bank charges and interest on long-term debt and other payables and accretion of royalty payables.

Management's Discussion and Analysis
Adjusted EBITDA

Westport Fuel Systems defines Adjusted EBITDA as EBITDA adjusted for stock-based compensation, unrealized foreign exchange gains or losses, and non-cash and other adjustments.

Three months ended	31-Mar-20	30-Jun-20	30-Sep-20	31-Dec-20	31-Mar-21	30-Jun-21	30-Sep-21	31-Dec-21	31-Mar-22
EBITDA	$(11.1)	$9.2	$4.9	$13.1	$1.9	$13.9	$(1.2)	$8.4	$11.7
Stock based compensation	0.6	0.6	0.9	0.3	0.1	0.5	0.7	0.6	0.5
Unrealized foreign exchange (gain) loss	6.9	(3.6)	(2.3)	(5.3)	0.7	(2.3)	(0.9)	0.5	0.8
Asset impairment	—	—	0.5	—	—	—	—	0.5	—
Bargain purchase gain	—	—	—	—	—	(5.9)	—	—	—
(Gain) on sale of investment	—	—	—	—	—	—	—	—	(19.1)
Adjusted EBITDA	$(3.6)	$6.2	$4.0	$8.1	$2.7	$6.2	$(1.4)	$10.0	$(6.1)